February 20, 2009

Mr. C. Robert Quint
Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103-2337

Re: Radian Group Inc.
File No. 1-11356

Dear Mr. Quint:

In your letter dated February 3, 2009, you request that we not object if Radian Group Inc. presents in its Form 10-K for the year ended December 31, 2008 summarized financial information under Rule 4-08(g) of Regulation S-X for Radian's 46% interest in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") for the two years ended December 31, 2007 in lieu of presenting Rule 3-09 of Regulation S-X financial statements of C-BASS ("Request 1"). You also request that we waive any requirement to present Rule 3-09 financial statements and Rule 4-08(g) summarized financial information of C-BASS for any future period ("Request #2").

We are unable to grant Request #2. However, on the basis of Radian's unique facts and circumstances, we will not object to Request #1 provided that:
- if C-BASS becomes significant in a future period, you fully comply with the presentation requirements of Regulation S-X;
- you continue to disclose in your 2007 financial statements the circumstances leading to the write-off of your investment in and advances to C-BASS; and
- you clearly disclose in Radian's periodic filings beginning with its 2008 Form 10-K, Radian management's belief that it is extremely remote that C-BASS will have any impact on Radian's financial position, results of operations, or cash flows and the reasons for this belief.

The positions described above are based solely on the information included in your letter. New or different facts could warrant a different conclusion. If you have any questions regarding this letter, please call me at 202.551.3516.

Sincerely,


Todd E. Hardiman
Associate Chief Accountant